UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA/A

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A
or
☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ending June 30, 2022

Exodus Movement, Inc.

(Exact name of issuer as specified in its  charter)

Delaware	81-3548560
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15418 Weir St. #333
Omaha, NE  68137
(Full mailing address of principal executive offices)

(833) 992-2566
(Issuer’s telephone number, including area  code)

Exodus Movement, Inc. and Subsidiary

For the Three and Six Months Ended June 30, 2022 and 2021

Exodus Movement, Inc. and Subsidiary

Page

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations	2

Item 2. Other Information	11

Item 3. Financial Statements	13

Consolidated Financial Statements

Consolidated Balance Sheets as of June 30, 2022 (unaudited) (restated) and December 31, 2021 (restated)	13

Unaudited Consolidated Statements of Operations and Comprehensive (Loss) Income for the Three and Six Months Ended June 30, 2022 (restated) and 2021(restated)	14

Unaudited Consolidated Statements of Stockholders’ Equity for the Three and Six Months Ended June 30, 2022 (restated) and 2021 (restated)	15

Unaudited Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2022 (restated) and 2021 (restated)	16

Unaudited Notes to Consolidated Financial Statements	17

Item 4. Exhibits	42

Unless the context requires otherwise, in this Semi-Annual report on Form 1-SA, the terms “we,” “us,” “our,” the “Company” and “Exodus” refer to Exodus Movement, Inc., and its wholly owned subsidiary, Proper Trust AG, a Swiss corporation.

Explanatory Note

As we previously reported on our Current Report on Form 1-U filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2023, the Company has undertaken a restatement of its unaudited interim financial statements for the period ended June 30, 2022 and 2021, included in its Semiannual Report on Form 1-SA filed with the SEC on August 10, 2022 (the “Original Filing ”) . The Company is filing this Form 1-SA/A (the “Amendment”) to amend and restate certain items in the Original Filing, as further described below.

The Amendment is presented as of the filing date of the Original Filing and does not modify or update disclosures in any way other than as required to reflect the restatement, as described below. Accordingly, the Amendment should be read in conjunction with our filings with the SEC subsequent to the date on which we filed the Original Filing.

Background of Restatement

Subsequent to the issuance of the Company’s financial statements as of and for the six months ended June 30, 2022, management and the board of directors of the Company determined that its method of calculating impairment was not in compliance with the ASC 350-30-35-19 requirement to recognize impairment whenever carrying value exceeds fair value, which effectively calls for the intraday low price to be utilized in calculating impairment whenever events or changes in circumstances indicate it is more likely than not that the asset is impaired. In addition, management and the board of directors of the Company also determined that its method of recognizing gains on intercompany transfers of digital assets was not appropriate. The Company concluded that its previously issued unaudited interim financial statements for the three and six month period ending June 30, 2021 and three and six month period ending June 30, 2022 (collectively the “Prior Periods”), included in the Original Filing, should no longer be relied upon because of an incorrect application of certain accounting principles in such financial statements. As such, the Company is filing this Amendment to amend and restate its unaudited interim financial statements for the Prior Periods.

The restated unaudited interim financial statements for June 30, 2021 record an increase to net impairment of digital assets of $1.5 million. The restated unaudited interim financial statements for June 30, 2022 record a decrease to net impairment of digital assets of $2.7 million. These restated amounts were omitted in the previously reported financial statements. Although the restatement resulted in non-cash financial statement corrections and has no impact on the Company’s reported operating revenues or reported operating costs and expenses, the Company determined that these changes have a material impact on the as-filed financial statements for the Prior Periods, and as a result, the restatement of its unaudited interim financial statements and the Amendment was required.

The Amendment sets forth the Original Filing in its entirety, as amended, to reflect the restatements and to reflect an adjustment made to reclassify the non-cash activities settled in cryptocurrency on the statement of cash flow in 2021 and to reflect certain prior year amounts that have been reclassified on the consolidated statement of operations and comprehensive loss for consistency in 2022 with the current year presentation. These reclassifications had no effect on the reported results of operations. Among other things, forward-looking statements made in the Original Filing have not been revised to reflect events that occurred or facts that became known to the Company after the filing of the Original Filing, and such forward-looking statements should be read in their historical context.

The following items were amended as a result of the restatement:

“Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations,”
“Item 2. Other Information” and
“Item 3. Financial Statements.”

In accordance with applicable SEC rules, the Amendment includes an updated signature page.

Refer to Note 13, Restatement and Reclassifications, of Notes to Unaudited Consolidated Financial Statements included within “Item 3. Financial Statements” of this Semi-Annual report for additional information and for a summary of the accounting impacts of the restatement of the Company’s unaudited consolidated financial statements.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of Exodus’ financial condition and results of operations together  with  the  consolidated financial statements and related notes that are included elsewhere in this Semi-Annual report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Exodus’ actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under  “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and in other parts of Exodus’ Offering Circular  dated April 9, 2021.

Overview of Our Business

Exodus’ mission is to help the world exit the traditional finance system. Exodus is a self-custodial platform that connects people with the world of decentralized finance and the power of the blockchain. On December 9, 2015, we launched Exodus to empower our customers to securely control, manage, and grow their wealth. Every two weeks since then, we have released new updates and improved our user experience.

Digital assets should be easy to use and easy to understand. Our platform allows customers to store and access their assets in a secure environment that only they control. On desktop and mobile devices alike, Exodus delivers a simple, elegant, and intuitive experience. By eliminating the geek requirement, Exodus prioritizes ease of use and provides unparalleled customer service.

We operate in the financial technology (“FinTech”) subsector of the greater blockchain and digital asset industry. Our customers range from people or entities familiar with digital assets to those new to financial solutions powered by blockchain technology.

The Exodus Platform supports over 215 crypto assets, as well as integrations with multiple crypto-to-crypto exchanges and third-party applications, such as Compound Finance. We are relentlessly focused on delivering the best customer experience in the crypto asset industry.

Our platform is intended to provide the trustworthiness of your bank’s online portal without service windows and clunky interfaces, and the speed of centralized crypto exchanges without the risk of third-party custody – we aim to provide our customers with the best of both worlds in Exodus.

Components of Results of Operations

Revenue
Exodus has entered into agreements with various third-party application programming interface (“API”) providers, whereby the provider is allowed to  integrate its  services into the Exodus Platform for use by users of the Exodus Platform. These integrations are known as APIs, and we earn revenue based on the API fees detailed in the associated API agreements. Most, but not all, of our revenue is earned on a transactional basis whereby users of the Exodus Platform access the services of the API providers through the API. Certain interactions generate API fees, and we track fees earned on a daily basis. Examples of services provided by API providers include cryptocurrency-to-cryptocurrency exchanges, fiat-to-cryptocurrency conversions, and cryptocurrency staking.

For transaction-based API fees, the transaction price is allocated per qualified interaction between the provider and the user and  is paid by the provider. As each interaction occurs, we recognize revenue. With the majority of our revenue being transaction-based, our revenue can vary significantly based on the type and number of interactions that occur each day. We believe that there will be additional demand for API services in the future as a greater number of people begin to use cryptocurrencies. We anticipate that proceeds from the API fees, if and when recognized as revenue under our current accounting policy (or if and when recognized as revenue under an appropriate future accounting policy) will continue to generate the majority of our revenue for the foreseeable future.

For non-transaction-based API fees, we recognize revenues based on when performance obligations in the underlying contracts have been identified, priced, allocated, and satisfied.

Cost of Revenues
Exodus’ costs of revenues are classified as software development, customer support, and security and wallet operations.

Software Development
Software development expenses represent costs incurred by Exodus for the development of the Exodus Platform, individual API integrations, and our application ecosystem. These include: related salaries and costs, fiat on-boarding expense, fees paid to consultants and outside service providers. Our application ecosystem is still under development, and there are significant  hurdles to overcome before critical components of the ecosystem become operational. As a  result, we expect our software development expenses to increase over the  next several years as we accelerate improvements to the user experience and functionality of the wallet, integrate new API services, and develop the Exodus ecosystem.

Customer Support
Customer support includes related salaries and costs, and fees paid to consultants and outside service providers. Exodus views customer support as an integral part of its product offerings and made significant investments in this area in 2022 and in 2021. Further investments in customer support are expected as the development of the Exodus ecosystem continues.

Security and Wallet Operations
Security and wallet operations expenses consist of development operations and security related activities. As the Exodus application ecosystem is still under development, Exodus expects security and wallet operations expenses to increase over the next several years as we accelerate improvements to the user experience and functionality of the wallet. We continually explore and  evaluate  ways  to  make  the Exodus Platform and ecosystem more secure.

Operating Expenses
Exodus’ operating expenses are classified as general and administrative, advertising and marketing, depreciation and amortization, and impairment of digital assets.

General and Administrative
General and administrative expenses consist of administrative, compliance, legal, investor relations, financial operations, information technology services, and foreign currency gain or loss. They include related department salaries, office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including, but not limited to, technology subscriptions, travel, utilities, and vehicle expenses. These expenses account for a significant portion of our operating expenses. We anticipate  that our general and administrative expenses will increase in the future to support our continued growth, regulatory compliance, and the costs associated with increased reporting requirements.

Advertising and Marketing
Advertising and marketing expenses include marketing and business development related activities consisting primarily of advertising, corporate marketing, public relations, promotional items, events and conferences and fees paid for software applications used for advertising and marketing, as well as related department salaries. The Company expects to continue its organic, community-based approach to marketing for the remainder of the year.

Comparison of the results of operations for the three and six months ended June 30, 2022 and 2021 (in thousands):

Operating Revenues

	Three Months Ended June 30,			Six Months Ended June 30,
	2022	2021	% Change	2022	2021	% Change
Operating revenues	$12,961	$27,721	-53%	$28,345	$51,344	-45%

Operating revenues for the three months ended June 30, 2022 were $13.0 million compared to $27.7 million for the three months ended June 30, 2021, a decrease of $14.7 million or 53%. The change in total revenues was primarily driven by a decrease in revenue from the exchange aggregation of $14.5 million due to market volatility. Four customers  primarily  drove the exchange revenue of $10.4 million during the  three months ended June 30, 2022 as compared to two customers primarily  generating the exchange revenue of $24.6 million during the three months ended June 30, 2021.

Operating revenues for the six months ended June 30, 2022 were $28.3 million compared to $51.3 million for the six months ended June 30, 2021, a decrease of $23.0 million or 45%. The change in total revenues was primarily driven by a decrease in revenue from the exchange aggregation of $22.7 million. Five customers primarily drove the exchange revenue of $24.9 million during the six months ended June 30, 2022 as compared to two customers primarily generating the exchange revenue of $44.9 million during the six months ended June 30, 2021.

Cost of Revenues

	Three Months Ended June 30,			Six Months Ended June 30,
	2022	2021	% Change	2022	2021	% Change
Software development expense	$2,614	$2,013	30%	$5,401	$3,419	58%
Customer support expense	2,211	2,504	-12%	4,298	3,331	29%
Security and wallet operations expense	2,292	1,469	56%	4,656	2,826	65%
Depreciation and amortization	451	162	178%	825	952	-13%
Total cost of revenues	$7,568	$6,148		$15,180	$10,528

Software development expenses for the three months ended June 30, 2022 were $2.6 million compared to $2.0 million for the three months ended June 30, 2021, an increase of $0.6 million or 30%. This growth was primarily due to a $3.0 million increase in compensation and related expenses, partially offset by $1.7 million related to increased software capitalization due to a change in development mix away from internal use projects as well as fiat onboarding expenses of $0.7 million.

Software development expenses for the six months ended June 30, 2022 were $5.4 million compared to $3.4 million for the six months ended June 30, 2021, an increase of $2.0 million or 58%. This growth was primarily due to a $6.1 million increase in compensation and related expenses, partially offset by $3.2 million related to increased software capitalization due to a change in development mix away from internal use projects as well as fiat onboarding expenses of $1.3 million.

Customer support expenses for the three months ended June 30, 2022 were $2.2 million compared to $2.5 million for the three months  ended June 30, 2021, a decrease of $0.3 million or 12%. This decrease was primarily due to decrease in one-time compensation and related expenses of $0.4 million, partially offset by an increase in stock based compensation expense of $0.1 million.

Customer support expenses for the six months ended June 30, 2022 were $4.3 million compared to $3.3 million for the six months ended  June 30, 2021, an increase of $1.0 million or 29%. This growth was primarily due to increases in compensation and related expense $1.0 million.

Security and wallet expenses for the three months ended June 30, 2022 were $2.3 million compared to $1.5 million for the three months  ended June 30, 2021, an increase of $0.8 million or 56%. This growth was primarily due to an increase in cloud infrastructure services expenditures of $0.9 million, in hiring and the associated compensation and related expenses of $0.4 million, partially offset by increased software capitalization of $0.3 million and subscriptions of $0.2 million.

Security and wallet expenses for the six months ended June 30, 2022 were $4.7 million compared to $2.8 million for the six months ended June 30, 2021, an increase of $1.9 million or 65%. This growth was primarily  due to an increase in cloud infrastructure services expenditures of $1.7 million, in compensation and related expenses of $0.8 million and partially offset by increased software capitalization of $0.5 million and subscriptions of $0.2 million.

Depreciation and amortization expenses for the three months ended June 30, 2022 were $0.5 million compared to $0.2 million for the six months ended June 30, 2021, an increase of $0.3 million or 178%. Fixed asset increases were driven by equipment purchases associated with additional headcount during the three months ended June 30, 2022. Amortization expense increased by $0.3 million. Amortization expense increase was due to capitalization of salaries related to software development.

Depreciation and amortization expenses for the six months ended June 30, 2022 were $0.8 million compared to $1.0 million for the six months ended June 30, 2021, a decrease of $0.2 million or 13%. Fixed asset increases were driven by equipment purchases associated with additional headcount during the first half of the year. Amortization expense decreased by $0.2 million. Amortization expense decrease was due to a write off of obsolete software development projects.

General and Administrative Expense

	Three Months Ended			Six Months Ended
	2022	2021	% Change	2022	2021	% Change

General and administrative expense	$5,269	$3,628	45%	$10,271	$5,148	100%
Advertising and marketing expense	6,014	3,607	67%	9,941	6,478	53%
Depreciation	35	24	46%	60	38	58%
Total general and administrative expense	$11,318	$7,259		$20,272	$11,664

General and administrative expenses for the three months ended June 30, 2022 were $5.2 million compared to $3.6 million for the three months ended June 30, 2021, an increase of $1.6 million or 45%. This growth was primarily due to an increase in hiring and associated compensation and related expense of $1.4 million and increased subscription costs of $0.2 million, offset by a decrease in legal and professional services expenditures of $0.5 million.

General and administrative expenses for the six months ended June 30, 2022 were $10.3 million compared to $5.1 million for the six months ended June 30, 2021, an increase of $5.1 million or 100%. This growth was primarily due to an increase in hiring  and  associated  compensation and related expenses of $4.0 million, increased subscription costs of $0.4 million, and $0.2 million of currency gains.

Advertising and marketing expenses for the three months ended June 30, 2022 were $6.0 million compared to $3.6 million for the three months ended June 30, 2021, an increase of $2.4 million or 67%. This growth was primarily due to an increase in marketing expenses of
$2.4 million.

Advertising and marketing expenses for the six months ended June 30, 2022 were $9.9 million compared to $6.5 million for the six months ended June 30, 2021, an increase of $3.4 million or 53%. This growth was primarily due to  an increase  in  marketing expenses of $2.7 million and an increase in hiring and associated compensation expenses of $0.5 million.

Impairment of Digital Assets, Net

	Three Months Ended June 30, (restated)			Six Months Ended June 30, (restated)
	2022	2021	% Change	2022	2021	% Change
Impairment of digital assets, net	$12,491	$8,497	47%	$16,539	$7,392	124%

Impairment of digital assets, net increased by $4.0 million for the three months ended June 30, 2022, as price volatility on digital assets held changed compared to the three months ended June 30, 2021 as well as by decreases in digital asset prices in 2022 leading to the digital assets used being closer to their fair market value.

Impairment of digital assets, net increased by $9.1 million for the six months ended June 30, 2022, as price volatility on digital assets held changed compared to the six months ended June 30, 2021 as well as by decreases in digital asset prices in 2022 leading to the digital assets used being closer to their fair market value.

Unrealized (loss) gain on investments

	Three Months Ended June 30,			Six Months Ended June 30,
Unrealized (loss) gain on investments	2022	2021	% Change	2022	2021	% Change
	$(91)	$2	4,650%	$71	$2	3,450%

Unrealized (loss) gain on investments decreased by $0.1 million for the three months ended June 30, 2022 compared to the three months ended June 30, 2021. This was primarily related to market price adjustments on shares earned related to our contract with tZERO (as discussed further in Note 14).

Unrealized (loss) gain on investments increased by $0.1 million for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. This was primarily related to market price adjustments on shares earned related to our contract with tZERO (as discussed further in Note 14).

Loss on Extinguishment of SAFE Notes

	Three Months Ended June 30,			Six Months Ended June 30,
	2022	2021	% Change	2022	2021	% Change
Loss on extinguishment of SAFE notes	$-	$-	n/a	$-	$(61,037)	-100%

Loss on extinguishment of SAFE notes decreased by $61.0 million for the six months ended June 30, 2022 compared to the six  months  ended June 30, 2021. This was related to changes to the contractual terms of the SAFE’s notes.

Liquidity and Capital Resources
Sources of Funds

Exodus has funded operations almost entirely through API fee revenues.

The following table summarizes Exodus’ cash flows for the periods indicated (in thousands):

	Six Months Ended June 30,
	2022	2021
Net cash provided by operating activities (restated)	$3,527	$7,972
Net cash used in investing activities	$(332)	$(2,164)
Net cash used in financing activities	$(195)	$(2,246)

Net Cash from Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2022, was $3.5 million. The Company had net loss of $18.2 million for the six months ended June 30, 2022, and a deferred tax benefit of $5.1 million. This was partially offset by net impairment of digital assets of $16.5 million, $2.8 million of changes to working capital, stock based compensation expense of $2.4 million, $3.9 million in non-cash activities settled in cryptocurrency and depreciation and amortization of $0.9 million.

Net cash provided by operating activities for the six months ended June 30, 2021, was $8.0 million. The Company had net loss of $42.1 million for the six months ended June 30, 2021, $1.4 million of changes to working capital, loss on extinguishment of SAFE notes of $61.0 million, and a net impairment of $7.4 million. This was partially offset by a deferred tax benefit of $2.1 million, and $18.8 million of non- cash activities settled in cryptocurrency.

Net Cash from Investing Activities
The Company’s investing activities have consisted primarily of purchases of fixed assets. Net cash used by investing activities for the six months ended June 30, 2022, was $0.3 million. This consisted of $0.3 million from purchases of fixed assets.

The Company’s investing activities have consisted primarily of purchases of fixed assets and the purchase of an indefinite-lived asset. Net cash used by investing activities for the six months ended June 30, 2021, was $2.2 million. This consisted of a $1.9 million purchase of indefinite- lived asset and $0.2 million purchases of fixed assets.

Net Cash from Financing Activities
The Company’s primary financing activities for the six months ended June 30, 2022 was $0.2 million primarily due to the repurchase of shares to pay employee withholding taxes.

The Company’s primary financing activities for the six months ended June 30, 2021 was $2.3  million of deferred offering costs related to the Regulation A Offering (an offering of Class A common  stock  pursuant to Regulation A, as described in the Company’s Offering Circular dated April 9, 2021), partially offset by exercise of stock options of $0.1 million.

Cash and Cryptocurrency(1) Holdings

The Company holds the following cash and digital asset holdings as of June 30, 2022 and December 31, 2021 (in thousands):

	June 30, 2022		December 31, 2021
	Book value (restated)	Market value	Book value (restated)	Market value
Bitcoin	$17,886	$26,237	$30,650	$61,218
Ethereum	2,022	2,709	3,584	9,342
Algorand	1,134	1,291	3,523	6,407
Other digital assets	83	106	-	-
Cash and cash equivalents	8,375	8,375	5,375	5,375
USDC	41,365	41,365	45,291	45,291
Tether	-	-	77	77
Cryptocurrency and cash	$70,865	$80,083	$80,500	$127,710

(1) Cryptocurrency includes USDC, Tether and digital assets.

Material Capital Commitments
The Company currently has no material commitments for capital expenditures.

Off-Balance Sheet Arrangements
The Company did not have any off-balance sheet arrangements during any of the periods presented.

Critical Accounting Policies and Estimates
See “Critical Accounting Policies and Estimates” set forth under “Management’s Discussion and Analysis of the Financial Condition and Results of Operations” of our Offering Circular dated April 9, 2021. There have been no material changes to our critical accounting policies and estimates since our Offering Circular dated April 9, 2021.

Employees and Human Capital Resource Management
Our employees are critical to our mission to ignite an exodus from the traditional finance system by empowering people to secure, manage and use their crypto assets. Our key human capital management objectives are to attract, retain and develop the highest quality talent. To achieve these objectives, our human resources programs are designed to prepare our talent for critical roles and leadership positions for the future; reward and support employees through competitive pay and benefits; enhance our culture through efforts aimed at making the workplace more engaging and inclusive; and acquire talent and facilitate internal talent mobility to create a high-performing and diverse workforce.

As of June 30, 2022, we had approximately 290 full-time employee equivalent (“FTEE”), the majority of whom are employed in customer service and engineering. Our FTEE are paid exclusively in Bitcoin. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and we consider our relations with our employees to be good. Our international personnel consist of approximately 184 independent contractors located in approximately 56 countries located on six different continents.

Available Information
Our website is located at www.exodus.com, and our investor relations website is located at https://www.exodus.com/investors/. Our annual reports on Form 1-K, semi-annual reports on Form 1-SA, and any other required reports, and any amendments to these reports, will be available through our investor relations website, free of charge, after we file them with the SEC. We will also provide a link to the section of the  SEC’s website at www.sec.gov that contains, in electronic form, each of the reports and other information that we file or furnish with the SEC.

We will webcast via our investor relations website our earnings calls and certain events we participate in or host with members of the investment community. Our investor relations website also provides notifications of news or announcements regarding our financial performance and other items of interest to our investors, including SEC filings, investor events, quarterly and annual financials, press and earnings releases, and blogs. Exodus uses the following as means of disclosing material nonpublic information and for complying with disclosure obligations under Regulation Fair Disclosure: websites exodus.com/investors and exodus.com/blog; press  releases;  public videos, calls and webcasts; and  social media: Twitter (@exodus_io and JP Richardson’s feed @jprichardson), Facebook, LinkedIn, and YouTube. We also share news and product updates on our YouTube channel, which may be of interest or material to our investors. The content of our websites is not incorporated by reference into this report or in any report or document we file with  the  SEC,  and  any references to our websites are intended to be inactive textual references only.

Item 2.	Other Information

Controls and Procedures

Changes in Internal Control over Financial Reporting

We rely extensively on information systems to manage our business and summarize and report operating results. In 2021, we began an implementation of a new Enterprise Resource Planning system (“ERP”), which will replace much of our existing  core  financial  systems.  The ERP system is designed to accurately maintain our financial records, enhance the flow of financial information, improve data management, and provide timely information to our management team. The implementation occurred in phases over the past year and into the beginning of 2022. There have been no other changes in our internal control over financial reporting that occurred during the six months ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However, as the phased implementation of the new ERP system concludes, we will change our processes and procedures, which in turn, could result in  changes to our internal control over financial reporting. As such changes occur, we will evaluate quarterly whether such changes materially affect our internal control over financial reporting.

Subsequent to the issuance of the Company’s financial statements as of and for the year ended December 31, 2021, management and the board of directors of the Company determined that its method of calculating impairment was not in compliance with the ASC 350-30-35-19 requirement to recognize impairment whenever carrying value exceeds fair value, which effectively calls for the intraday low price to be utilized in calculating impairment whenever events or changes in circumstances indicate it is more likely than not that the asset is impaired. In addition, management and the board of directors of the Company also determined that its method of recognizing gains on intercompany transfers of digital assets was not appropriate. The Company concluded that its previously issued unaudited interim financial statements for the Prior Periods, included in the Original Filing, should no longer be relied upon because of an incorrect application of certain  accounting principles in such financial statements. As such, the Company is filing this Amendment to amend and restate its unaudited interim financial statements for the Prior Periods.

The restated unaudited interim financial statements for June 30, 2021 record an increase to net impairment of digital assets of $1.5 million. The restated unaudited interim financial statements for June 30, 2022 record a decrease to net impairment of digital assets of $2.7 million. These restated amounts were omitted in the previously reported financial statements. Although the restatement resulted in non-cash financial statement corrections and has no impact on the Company’s reported operating revenues or reported operating costs and expenses, the Company determined that these changes have a material impact on the as-filed financial statements for the Prior Periods, and as a result, the restatement of its unaudited interim financial statements and the Amendment was required.

The Company identified a material weakness in its internal control over financial reporting specific to its accounting for digital assets. The Company determined that its method of calculating impairment was not in compliance with the ASC 350-30-35-19 requirement to recognize impairment whenever carrying value exceeds fair value, which effectively calls for the intraday low price to be utilized in calculating impairment whenever events or changes in circumstances indicate it is more likely than not that the asset is impaired. In addition, management and the board of directors of the Company also determined that its method of recognizing gains on intercompany transfers of digital assets was not appropriate.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Legal Proceedings

The Company is periodically involved in ordinary and routine litigation incidental to its business. The outcome of any such matters is not determinable as of the date of these consolidated financial statements.

Risk Factors
Our operations and financial results are subject to various risks and uncertainties, including those described in,  “Risk Factors”  in our Offering Circular as filed on April 9, 2021, which could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our stock.

Geo-Political Risks
In addition, the Company’s business is subject to the risks of catastrophic events, including acts of war or terrorism, strikes or other external events. Any such events or any other geo-political unrest could cause disruptions in the Company’s business and  lead to interruptions, delays, or loss of critical data. Specifically, financial and crypto markets may be negatively affected by the conflict between Russia and Ukraine and the economic sanctions imposed by the United States and other countries. The Company currently  has 2 FTEEs and one customer in  the affected area that could be directly impacted by the conflict. Although one of the Company’s customers is domiciled in Ukraine, there are no staking nodes located in Ukraine and the customer’s leadership and development team are also located outside of Ukraine.

Interruptions could have material implications for the Company’s operations and the development of the Exodus Platform or operations and development of applications that run on the Exodus Platform. Retaliatory acts by Russia in response to  Western  sanctions  may  include  cyber attacks that could disrupt the economy or that could also either directly or indirectly impact the Company’s operations. Moreover, the ongoing effects of the hostilities and sanctions may spill over to and have a negative impact on other regional and global markets. It is also likely that the conflict will continue to affect the global political order and regional and global markets for a substantial period of time, regardless of when the conflict itself ends. It is not currently possible to determine the severity of any potential adverse impact of these events on the financial condition of the Company, or more broadly, upon the global economy, but any of the foregoing could have a material adverse effect on the Company’s business, which, in  turn, could have a material adverse effect on the Company’s financial condition and results of operations.

Item 3.	Financial Statements
Exodus Movement, Inc. and Subsidiary
Consolidated Balance Sheets
(In Thousands, except share amounts)

ASSETS	June 30, 2022 (unaudited) (restated)	December 31, 2021 (restated)
CURRENT ASSETS
Cash and cash equivalents	$8,375	$5,375
U.S. dollar coin	41,365	45,291
Tether	-	77
Accounts receivable	1,520	2,684
Prepaid expenses	3,485	7,034
Other current assets	3,067	3,274
Total current assets	57,812	63,735

OTHER ASSETS
Fixed assets, net	841	609
Digital assets, net	21,125	37,757
Software assets, net	7,929	3,977
Indefinite-lived assets	2,060	2,045
Other investments	858	632
Deferred tax asset	4,915	-
Total other assets	37,728	45,020
TOTAL ASSETS	$95,540	$108,755

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$971	$1,988
Other current liabilities	5,565	2,584
Total current liabilities	6,536	4,572

LONG-TERM LIABILITIES
Other long term liabilities	-	226
Total long-term liabilities	-	226
Total liabilities	6,536	4,798

STOCKHOLDERS’ EQUITY
Preferred stock
$0.000001 par value, 5,000,000 shares authorized, no shares issued and outstanding	-	-
Class A Common Stock
$0.000001 par value, 32,500,000 shares authorized	-	-
3,188,469 issued and outstanding as of June 30, 2022	-	-
2,730,384 issued and outstanding as of December 31, 2021	-	-
Class B Common Stock
$0.000001 par value, 27,500,000 shares authorized,	-	-
22,091,988 issued and outstanding as of June 30, 2022	-	-
22,510,184 issued and outstanding as of December 31, 2021	-	-
ADDITIONAL PAID IN CAPITAL	114,764	111,705
ACCUMULATED OTHER COMPREHENSIVE LOSS	(582)	(788)
ACCUMULATED DEFICIT	(25,178)	(6,960)
Total stockholders’ equity	89,004	103,957
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$95,540	$108,755

The accompanying notes are an integral part of these consolidated financial statements.

Exodus Movement, Inc. and Subsidiary
Consolidated Statements of Operations and Comprehensive (Loss) Income (unaudited)
(In Thousands, except per share amounts)

	Three Months Ended June 30, 2022 (restated)	Three Months Ended June 30, 2021 (restated)	Six Months Ended June 30, 2022 (restated)	Six Months Ended June 30, 2021 (restated)

OPERATING REVENUES	$12,961	$27,721	$28,345	$51,344
COST OF REVENUES	7,568	6,149	15,180	10,528
GROSS PROFIT	5,393	21,572	13,165	40,816
OPERATING EXPENSES
General and administrative	11,318	7,259	20,272	11,664
Impairment of digital assets, net	12,491	8,497	16,539	7,392
Total operating expenses	23,809	15,756	36,811	19,056
(Loss) income from operations	(18,416)	5,816	(23,646)	21,760
OTHER INCOME (EXPENSE)
Unrealized (loss) gain on investments	(91)	2	71	2
Loss on extinguishment of SAFE notes	-	-	-	(61,037)
Interest income	174	161	294	237
Total other income (expense)	83	163	365	(60,798)
(Loss) income before income taxes	(18,333)	5,979	(23,281)	(39,038)
INCOME TAX BENEFIT (EXPENSE)	3,420	(660)	5,063	(3,036)
NET (LOSS) INCOME	$(14,913)	$5,319	$(18,218)	$(42,074)
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment (expense) benefit	151	192	206	(528)
COMPREHENSIVE (LOSS) INCOME	$(14,762)	$5,511	$(18,012)	$(42,602)
Basic net (loss) income per share
Basic net (loss) income per share of common stock - Class A	$(5.46)	$3.22	$(6.68)	$(50.75)
Diluted (loss) income per share of common stock - Class A	$(5.46)	$3.22	$(6.68)	$(50.75)
Basic net (loss) income per share of common stock - Class B	$(0.66)	$0.24	$(0.81)	$(1.89)
Diluted (loss) income share of common stock - Class B	$(0.66)	$0.21	$(0.81)	$(1.89)
Weighted average shares and share equivalents outstanding
Weighted average number of shares used in basic computation - Class A	2,729	1,650	2,729	829
Weighted average number of shares used in diluted computation - Class A	2,729	1,650	2,729	829
Weighted average number of shares used in basic computation - Class B	22,546	22,335	22,547	22,268
Weighted average number of shares used in diluted computation - Class B	22,546	24,283	22,547	22,268

The accompanying notes are an integral part of these consolidated financial statements.

Exodus Movement, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders’ Equity
(In Thousands)

	Class A Shares	Class B Shares	Additional Paid In Capital	Accumulated Other Comprehensive (Loss) Income	(Accumulated Deficit) Retained Earnings	Total Stockholders’ Equity

BALANCES as of April 1, 2021	-	22,943	$64,482	$(472)	$(32,439)	$31,571
Stock based compensation	-	-	(3)	-	-	(3)
Exercised options	-	317	700	-	-	700
Share repurchased for Regulation A offering	818	(818)	-	-	-	-
Issuance of Class A Common Stock shares for Regulation A offering	1,915	-	49,001	-	-	49,001
Foreign currency translation adjustment	-	-	-	192	-	192
Net income	-	-	-	-	5,319	5,319
BALANCES as of June 30, 2021 (unaudited) (restated)	2,733	22,442	$114,180	$(280)	$(27,120)	$86,780

BALANCES as of April 1, 2022	2,730	22,510	$113,607	$(733)	$(10,264)	$102,610
Stock based compensation	-	-	1,347	-	-	1,347
Exercised options, net of options withheld for taxes	-	-	-	-	-	0
Shares repurchased and cancelled	(1)	-	(4)	-	-	(4)
Issuance of Common Stock upon settlement of restricted stock units, net of shares withheld for taxes	40	-	(186)	-	-	(186)
Conversion from Class B to Class A	419	(419)	-	-	-	-
Foreign currency translation adjustment	-	-	-	151	-	151

Net loss	-	-	-	-	(14,913)	(14,913)
BALANCES as of June 30, 2022 (unaudited) (restated)	3,188	22,091	$114,764	$(582)	$(25,177)	$89,005
BALANCES as of January 1, 2021	-	20,012	$2,621	$248	$14,954	$17,823
Stock based compensation	-	-	220	-	-	220
Exercised options	-	344	763	-	-	763
Shares converted to Class A Common Stock by selling shareholders for Regulation A offering	818	(818)	-	-	-	-
Issuance of Class A Common Stock shares for Regulation A offering, net of deferred offering costs	1,915	-	49,001	-	-	49,001
SAFE conversion	-	2,904	61,575	-	-	61,575
Foreign currency translation adjustment	-	-	-	(528)	-	(528)
Net loss	-	-	-	-	(42,074)	(42,074)
BALANCES as of June 30, 2021 (unaudited) (restated)	2,733	22,442	$114,180	$(280)	$(27,120)	$86,780
BALANCES as of January 1, 2022	2,730	22,510	$111,705	$(788)	$(6,960)	$103,957
Stock based compensation	-	-	3,253	-	-	3,253
Exercised options, net of options withheld for taxes	-	-	1	-	-	1
Shares repurchased and cancelled	(1)	-	(9)	-	-	(9)
Issuance of Common Stock upon settlement of restricted stock units, net of shares withheld for taxes	40	-	(186)			(186)
Conversion from Class B to Class A, as elected by shareholders	419	(419)	-	-	-	-
Foreign currency translation adjustment	-	-	-	206	-	206
Net loss	-	-	-	-	(18,218)	(18,218)
BALANCES as of June 30, 2022 (unaudited) (restated)	3,188	22,091	$114,764	$(582)	$(25,178)	$89,004

The accompanying notes are an integral part of these consolidated financial statements.

Exodus Movement, Inc. and Subsidiary
Consolidated Statements of Cash Flow (unaudited)
(In Thousands)

(As Restated)
	Six Months Ended June 30, 2022 (restated)	Six Months Ended June 30, 2021 (restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(18,218)	$(42,074)
Adjustments to reconcile net loss to Net cash provided by operating activities
Depreciation and amortization	885	990
Deferred tax benefit	(5,142)	(2,124)
Impairment of digital assets, net	16,539	7,392

Non-cash revenue - related party	(135)	(51)
Unrealized gain on investments	(71)	(2)
Loss on extinguishment of SAFE notes	-	61,037
Stock based compensation	2,410	179
Non-cash activities settled in cryptocurrency (1)	4,424	(18,758)
Change in assets and liabilities:
Prepaid expenses	4,181	2,900
Other current assets	209	(2,418)
Accounts payable	(1,017)	526
Other current liabilities	(538)	375
Net cash provided by operating activities	3,527	7,972
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets	(317)	(219)
Purchases of indefinite-lived assets	(15)	(1,945)
Net cash used in investing activities	(332)	(2,164)
CASH FLOWS FROM FINANCING ACTIVITIES
Deferred offering costs	-	(2,316)
Repurchase of shares to pay employee withholding taxes	(186)	-
Payment of shares repurchased and cancelled	(9)	-
Exercise of stock options	-	70
Net cash used in financing activities	(195)	(2,246)
Change in cash and cash equivalents	3,000	3,562
Cash and cash equivalents
Beginning of period	5,375	1,423
End of period	$8,375	$4,985
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Non-cash proceeds from sale of stock - USDC	$-	$64,329
Non-cash proceeds from sale of stock - digital assets	$-	$10,627
Non-cash sale of stock pursuant to Reg A and converted to Class A Common Stock and sold - digital assets	$-	$(22,456)
Non-cash stock options exercised - digital assets	$-	$693
Non-cash stock options exercised - USDC	$1	$-
Conversion of SAFE Notes	$-	$61,575
Non-cash capitalized software costs settled in digital assets (including stock based
compensation of $843 and $41, respectively)	$(4,687)	$(1,015)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for income taxes	$(612)	$(5,325)

(1) Cryptocurrency includes USDC, Tether and digital assets (See Note 1).

Notes to Consolidated Financial Statements

Exodus Movement, Inc. and Subsidiary

As of June 30, 2022 (unaudited) and December 31, 2021
and for the Three and Six Months Ended June 30, 2022 and 2021 (unaudited)
(In Thousands)

1.	Nature of Business and Summary of Significant Accounting Policies

Nature of Operations
Exodus Movement, Inc. and Subsidiary (“Exodus” or “the Company” or “we”) is a technology company incorporated in Delaware in July 2016 that has developed the Exodus Platform, an unhosted and self-custodial cryptocurrency software wallet for multiple types of cryptocurrency. We have created a self-custodial cryptocurrency wallet (meaning we never have any access to wallet holders’ crypto assets) and partnered with third parties to provide various services that utilize our wallet through our crypto platform. Exodus earns revenue from providers of these services, which include crypto to crypto exchanges, and the ability to earn rewards on crypto assets, with more  to  come in the future. We operate in the blockchain and crypto asset  industry  and  our  customers  range  from  people completely unfamiliar to quite familiar with this technology. The Exodus Platform can currently be downloaded from the exodus.io website, the iOS app store, and the Google Play store.

Basis of Presentation and Principles for Consolidation
The accompanying consolidated financial statements of the Company are presented in U.S. Dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany balances and transactions have been eliminated in consolidation. In the opinion of management, all adjustments necessary in order to make the consolidated financial statements not misleading have been included.

The Company determines the consolidation for affiliated entities using Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”). ASC 810 requires consolidation if the reporting entity has a controlling financial interest in another entity, through voting interests or other means. We consolidate a variable interest entity (“VIE”) if it has the power to direct the activities that most significantly impact the VIE’s economic performance and if the reporting entity is the primary beneficiary of the affiliated entity. We have no VIEs for any of the periods presented. In March 2020, we incorporated a wholly owned subsidiary, Proper Trust AG (“Proper Trust”), based in Zug, Switzerland.

Use of Estimates
The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenue generated and expenses incurred during the reporting  periods. The most significant estimates are loss on extinguishment of SAFE notes, fair value of digital currency, and stock-based compensation. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, including uncertainty in the current economic environment due to COVID-19. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Restatement of Prior Period Presentation
The restated unaudited interim financial statements for June 30, 2021 record an increase to net impairment of digital assets of $1.5 million. The restated unaudited interim financial statements for June 30, 2022 record a decrease to net impairment of digital assets of $2.7 million. These restated amounts were omitted in the previously reported financial statements for the same periods. Although the restatement resulted in non-cash financial statement corrections and has no impact on the Company’s reported operating revenues or reported operating costs and expenses, management and the board of directors of the Company determined that these changes have a material impact on the as-filed financial statements for three and six months ended June 30, 2021 and 2022.

Foreign Currency Translation
The assets and liabilities of the Company’s subsidiary are translated into U.S Dollars at exchange rates in effect at the consolidated balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. The effects of these translation adjustments are presented in the consolidated statements of stockholders’ equity and in the consolidated statements of operations and comprehensive income (loss).

Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive income (loss) includes any gain or loss on foreign currency translation.

Cash and Cash Equivalents
Cash and cash equivalents primarily consist of cash, money market funds and short-term, highly liquid investments with original maturities of three months or less in which the Company is exposed to market and credit risk. The  Company maintains  its  cash  in deposit  accounts which at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and does  not believe it is exposed to any significant credit risk from cash.  In addition, the Company holds cash at licensed crypto currency exchanges. There was $0.2 million of cash at licensed crypto currency exchanges as of June 30, 2022. There was no balance of cash at licensed  crypto currency exchanges as of December 31, 2021. The balances of cash at licensed crypto currency exchanges as of June 30, 2022 and December 31, 2021 was less than 10% of cash and cash equivalents.

USDC Coin and Tether
USDC and Tether are stablecoin digital assets that are backed by U.S. dollars or other liquid assets and are accounted for as financial instruments. USDC and Tether can both be redeemed for one U.S. Dollar on demand from the issuer. The Company had no Tether as of June 30, 2022. The Company held $0.1 million of Tether as of December 31, 2021. The Company held $41.4 million and $45.3 million of USDC as of June 30, 2022 and December 31, 2021, respectively. The Company’s USDC holdings increased significantly in 2021 as a result of the Regulation A Offering which was conducted entirely through digital assets and USDC. No fiat currency was accepted in the Regulation A Offering; therefore, the impact to the Company is recorded on the supplemental disclosure of cash flow information of non-cash investing and financing activities.

Accounts Receivable
We record accounts receivable at the invoiced amount. We do not maintain an allowance for doubtful  accounts  to  reserve  for  potentially uncollectible receivables, as we have no history of past due payments or disputes with our current customers. Accounts receivable was $1.5 million and $2.7 million as of June, 30, 2022, and December 31, 2021, respectively.

The term between invoicing and when payment is due is not significant.

Concentration of Credit Risk
The Company has two types of financial statement instruments subject to credit risk. The Company maintains bank accounts in which the balances sometimes exceed the Federal Deposit Insurance Corporation (“FDIC”) limit of $250,000. The Company’s receivables also subject the Company to credit risk.

Adoption of Accounting Standards
In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt—debt  with  Conversion  and  Other  Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’ Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’ Own Equity (ASU 2020-06), which simplifies accounting for convertible instruments by  removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the  ASU  did  not  impact  the Company’s financial  position, results of operations or cash flows.

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform, to amend the scope of the guidance in ASU 2020-04 on facilitation of the effects of reference rate reform on financial reporting. Specifically, the amendments in ASU 2021-01 clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The guidance is effective upon issuance and will  apply  through  December  31,  2022.  The adoption of this update did not have a material impact on our consolidated financial statements.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470- 50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify an issuer’s accounting for certain modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. Specifically, the ASU provides a principles-based framework to determine whether an issuer should recognize the modification or exchange as an adjustment to equity or an expense. The guidance is effective for annual reporting periods beginning after December 15, 2021, and interim periods within those fiscal years. The Company adopted ASU 2021-04 on January 1, 2022. Adoption of the ASU did not impact the Company’s consolidated financial statements.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted, would have a material effect on the accompanying financial statements.

Fixed Assets
Fixed assets are recorded at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets, which generally range from 3-5 years for equipment and furniture and 8 years for vehicles.

Intangible Assets

Digital Assets
Digital assets are recorded at cost less impairment and are classified as indefinite-lived intangible assets. An intangible asset with an indefinite useful life is not  amortized  but  assessed  for impairment daily when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Software Development Costs
The Company applies Accounting Standards Codification (“ASC”) 985-20, Software—Costs of Software to Be Sold, Leased, or Marketed, in analyzing our software development costs. ASC 985-20 requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility for a software product in development. Software development costs associated with establishing technological feasibility are expensed as incurred. Technological feasibility is established upon the completion of a working model. Based on our software development  process, the  working  model is  almost immediately  placed in service. As such, we have  not capitalized any costs under ASC 985-20.

The Company applies ASC 350-40, Intangibles—Goodwill and Other—Internal Use Software, in the review of certain system projects. These system projects generally relate to software not hosted on our users’ systems, where the user has no  access to source code, and  it  is infeasible for the user to  operate the software themselves. In  these reviews, all costs incurred during  the  preliminary project stages  are expensed as incurred. Once the projects have been committed to and it is probable that the projects will  meet  functional  requirements, costs are capitalized. These capitalized software costs are amortized on a project-by-project basis over the expected economic life of the underlying product on a straight-line basis, which is typically three years. Amortization commences when the software is available for its intended use.

The Company accounts for website development costs in accordance with ASC 350-50, Website Development Costs. We capitalize internally developed website costs when the website under development has reached technological feasibility. We amortize these costs over an estimated life of three years.

Indefinite-Lived Asset
The Company applies ASC 350-30, Intangibles—Goodwill and Other, General Intangibles Other Than Goodwill in analyzing our indefinite- lived asset. ASC 350-30 requires that the cost included in the purchase of indefinite-lived assets, such as our domain names and social media handles, should be recorded on the consolidated balance sheets. The indefinite-lived assets do not have a definite life, therefore no amortization will be recognized on these assets. The Company will perform an annual impairment review of fair market value of the indefinite-lived assets.

Non-Cash Activities Settled In  Cryptocurrency
For the six months ended June 30, 2022 and 2021, the Company had the following non-cash activities settle in cryptocurrency on the statement of cash flows (in thousands):

	June 30, 2022	June 30, 2021
Accounts receivable	$1,145	$2,195
Digital assets, revenue	(28,211)	(51,272)
Digital assets, expenses	27,765	28,817
Payroll liabilities	3,519	2,107
Deferred revenue	-	(77)
Currency translation related to digital assets	(206)	(528)
Non-cash activities settled in cryptocurrency	$4,424	$(18,758)

Fair Value Measurements

Fair value is the price that would be received upon sale of an asset or paid  to transfer a liability in an orderly transaction  between  market participants at the measurement date. The following fair value hierarchy is used in selecting inputs, with  the highest  priority  given to Level 1, as these are the most transparent or reliable:

•	Level 1 – Quoted prices for identical instruments in active markets.

•
Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

•	Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are not observable.

Prices may fall within Level 1, 2 or 3 depending upon the methodology and inputs used to estimate fair value for each specific security. In general, securities are priced using third party pricing services. Securities not priced by pricing services are submitted to independent brokers for valuation and, if those are not available, internally developed pricing models are used to value assets using a methodology and inputs that market participants presumably would use to value the assets. Prices obtained from third-party pricing services or brokers are not adjusted.

Control procedures are performed over information obtained from pricing services and brokers to ensure prices received represent a reasonable estimate of fair value and to confirm representations  regarding whether inputs are observable or unobservable. Procedures may include: (I) the review of pricing service methodologies or broker pricing qualifications, (ii) back-testing, where past fair value estimates are compared to actual transactions executed in the market on similar dates, (iii) exception  reporting, where period-over- period changes in price are reviewed and challenged with the pricing service or broker based on exception criteria and (iv) detailed analysis, where an independent analysis of the inputs and assumptions used to price individual securities is performed.

Our financial assets are summarized below as of June 30, 2022 and December 31, 2021, with fair values shown according to the fair value hierarchy (in thousands):

	Carrying Value	Fair Value	Quoted Prices Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
June 30, 2022
tZERO investment	$358	$358	$358	$-	$-
Security Token Group investment	100	(A)	-	-	-
Magic Eden investment	400	(A)	-	-	-
	$858

December 31, 2021
tZERO investment	$132	$132	$132	$-	$-
Security Token Group investment	100	(A)	-	-	-
Magic Eden investment	400	(A)	-	-	-
	$632

(A) These investments are recorded at cost.

Reconciliations of assets and liabilities measured and carried at fair value on a recurring basis with the use of significant unobservable inputs (Level 3) for as of December 31, 2021:

Balance at January 1, 2021	$538
Loss included in earnings	61,037
Transfers out of Level 3	(61,575)
Balance at December 31, 2021	$-

Revenue Recognition
The Company applies the provisions of ASC  606, Revenue from Contracts with Customers to determine the measurement of revenue and the timing of when it is recognized. Under ASC 606, revenue is measured as the amount of consideration we expect to be entitled to, in exchange for transferring products or providing services to our customers and is recognized when performance obligations under the terms of contracts with our customers are satisfied. ASC 606 prescribes a five-step model for recognizing revenue from contracts with customers: (1) identify contract(s) with the customer; (2) identify  the separate  performance  obligations in the  contract; (3) determine the transaction price; (4) allocate the transaction price to the separate performance obligations  in  the  contract;  and  (5) recognize revenue when (or as) each performance obligation is satisfied.

The Company recognizes various charges to application programming interface (“API”) providers which are based on user interactions conducted through APIs as revenue. Currently, the Company has API agreements with providers of cryptocurrency-to-cryptocurrency exchanges, fiat-to-cryptocurrency conversions, and cryptocurrency staking. The Company allows the providers to provide software services, which permit a user of our unhosted and self-custodial cryptocurrency software wallet to access the services of the provider through the APIs. Under the terms and conditions of the agreements, the Company and the providers have integrated the APIs into the Exodus Platform. In consideration for the integration by the Company of the APIs into the Exodus Platform software, API providers pay us an API fee for certain user interactions with API. These interactions are typically transactions of services between provider and a user, effected through the API.

The  following table presents our operating revenues disaggregated  by geography, based on the addresses  of our API providers and other revenue sources (in thousands):

	Three Months Ended June 30,				Six Months Ended June 30,
	2022		2021		2022		2021
United States	$260	2.0%	$352	1.3%	$366	1.3%	$552	1.0%
EMEA(1)	448	3.5	866	3.1	990	3.5	1,807	3.5
APAC(1)	5,980	46.1	26,503	95.6	13,771	48.6	48,985	95.5
Other Americas(1)	6,273	48.4	-	-	13,218	46.6	-	-
Operating revenues	$12,961	100.0%	$27,721	100.0%	$28,345	100.0%	$51,344	100.0%

(1) Regions represent Europe, the Middle East, and Africa (EMEA); Asia-Pacific (APAC); and Canada and Latin America (Other Americas)

The following table presents our operating revenues disaggregated by product (in thousands):

	Three Months Ended June 30,				Six Months Ended June 30,
	2022		2021		2022		2021
Exchange aggregation	$12,637	97.5%	$27,095	97.8%	$27,566	97.3%	$50,193	97.9%
Staking	177	1.4	175	0.6	461	1.6	261	0.5
Fiat on-boarding	175	1.4	280	1.0	175	0.6	480	0.9
Consulting	-	-	51	0.2	25	0.1	271	0.5
Gaming	-	-	-	-	22	0.1	-	-
Other(1)	(28)	(0.3)	120	0.4	96	0.3	139	0.2
Operating revenues	$12,961	100.0%	$27,721	100.0%	$28,345	100.0%	$51,344	100.0%

(1) Includes $0.1 million of related party revenues, see Note 14.

Operating revenues from major API providers exceeding 10% of the total operating revenues for the three and six months ended June 30, 2022 and 2021 were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021

Number of major API providers	4	2	5	2
Percentage of operating revenues	80.6%	89.1%	87.9%	87.6%
Amount of revenues (in thousands)	$10,448	$24,642	$24,903	$44,894

For transaction-based API fees, the transaction price is allocated per qualified interaction between the provider and the user. As each interaction occurs, we recognize revenue. With the majority of our revenue being transaction based, our revenue can vary significantly based on the type and number of interactions that occur each day.

For non-transaction-based API fees, the Company recognizes revenues based on performance obligations in the underlying contracts having been identified, priced, allocated, and satisfied.

The Company concluded that the contracts do not contain any significant financing components, as either much of the transaction consideration is variable, and is not substantially within the control of the Company or its customers, or the period between receipt of the funds and the satisfaction of performance obligations is largely within one year.

Cost of Revenues
Software Development
Software development costs consist primarily of related salaries and related costs, fees paid to  consultants  and  outside service providers. Most costs are expensed as incurred except for costs associated with internal use software.

Customer Support
Customer support includes related salaries and costs, fees paid to consultants and outside service providers,  and  software  or  applications used for customer support. Customer support expenses are expensed as incurred.

Security and Wallet Operations
Security and wallet operations expenses consist of development operations and security related activities. Costs are primarily related salaries and related costs, fees paid to consultants and outside service providers, and costs related to web hosting and maintaining servers. Most costs are expensed as incurred except for costs associated with internal use software.

Operating Expenses
General and Administrative
General and administrative expenses consist of administrative, legal, information technology, investor relations,  and  financial operations. They include hiring and associated compensation fees, office  expenses,  meals  and  entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to technology subscriptions, travel, utilities, and vehicle expenses.

Advertising and Marketing
Sales and marketing costs are expenses associated with advertising,  corporate  marketing, public relations, promotional  items,  events and conferences, related salaries, and fees paid for software or applications used for advertising and marketing. Advertising and marketing expenses are expensed as incurred.

Stock-based Compensation
Stock-based compensation cost is estimated at the grant date based on the fair value of the option award and is recognized as expense ratably over the vesting period of the award. The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, its stock-based compensation expense could be materially different in the future.  The Company elected to account for its graded vesting awards on a straight-line basis over the requisite service period for the entire award. Stock-based compensation is recorded in cost of revenues and selling, general, and administrative to align this benefit with employee salary expense on the consolidated statements of operations and comprehensive (loss) income.

Income Taxes
The Company uses the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities at currently enacted tax rates.

These temporary differences primarily relate to net operating loss carryforwards available to offset future taxable income. Valuation allowances are established, if necessary, to reduce a deferred tax asset to the amount that will more likely than not be realized.

The Company recognizes tax liabilities from an uncertain tax position only if it is more likely than not that the tax position will not be sustained upon examination by the taxing authorities, based on the technical merits of the tax position. There are no uncertain tax positions that have been recognized in the accompanying consolidated financial statements. The Company is required to file tax returns in the U.S. federal jurisdiction and various states and local municipalities. The Company’s policy is to recognize interest and penalties related to uncertain tax benefits in operating expenses. The Company paid no penalties during the six months ended June 30, 2022 and the year ended December 31, 2021.

Earnings per Share
The Company uses the if converted method to calculate earnings per share. Basic net income per share was computed by allocating undistributed earnings to common shares and using the weighted-average number of common shares outstanding during the period.

Diluted net loss per share was computed using the weighted-average number of common shares and, if dilutive, the potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options or vesting of restricted stock units. The dilutive effect  of outstanding stock options is  reflected  in  diluted  earnings per share.  All outstanding dilutive securities have been excluded from the computation of diluted net loss per share as they are anti-dilutive.

The following table set forth the computation of basic and diluted net (loss) income per share of common  stock (in  thousands, except  per share amounts):

	Three Months Ended June 30,		Six months Ended June 30,
	2022	2021	2022	2021
Basic net (loss)/income per share:
Numerator
Allocation of undistributed earnings	$(14,913)	$5,319	$(18,218)	$(42,074)
Denominator
Weighted-average number of shares used in per share computation - Class A	2,729	1,650	2,729	829
Weighted-average number of shares used in per share computation - Class B	22,546	22,335	22,547	22,268
Basic net (loss)/income per share - Class A	$(5.46)	$3.22	$(6.68)	$(50.75)
Basic net (loss)/income per share - Class B	$(0.66)	$0.24	$(0.81)	$(1.89)
Diluted net (loss)/income per share:
Numerator
Allocation of undistributed earnings	$(14,913)	$5,319	$(18,218)	$(42,074)
Denominator
Weighted-average number of shares used in basic computation - Class A	2,729	1,650	2,729	829
Weighted-average number of shares used in basic computation - Class B	22,546	24,843	22,547	22,268
Number of shares used in per share computation	25,275	26,493	25,276	23,097
Diluted net (loss)/income per share - Class A	$(5.46)	$3.22	$(6.68)	$(50.75)
Diluted net (loss)/income per share - Class B	$(0.66)	$0.21	$(0.81)	$(1.89)

Refer to the restatement, as more fully described in Note 13, Restatement and Reclassifications. Diluted earnings per share includes the dilutive effect of common stock equivalents and is computed using the weighted-average number of common stock and common stock equivalents outstanding during the reporting period. Diluted earnings per share for the six months ended June 30, 2022 and 2021 excluded common stock equivalents because the effect of their inclusion would be anti- dilutive or would decrease the reported loss per share.

Risks and Uncertainties Associated with Digital Assets

Private Key Security

We currently hold significant amounts of bitcoin, USDC, and other digital assets, and security breaches, computer malware, and other computer hacking attacks could result in a loss of these assets with no adequate source of recovery. Cryptocurrency holdings are anonymous and have an association with a set of private keys. Control of these private keys are necessary to demonstrate ownership and control, transfer or sell our cryptocurrency holdings.

Although we take significant steps to secure these private keys to help better ensure they are not destroyed or stolen, we—like any other holder of cryptocurrency—cannot guarantee that the loss, destruction, or theft of these private keys is not possible. In  the  event  that we lose one or more of our private keys, one or more of those private keys are somehow destroyed, or one or more of our private keys are somehow stolen or disclosed to another party, we could lose access to our cryptocurrency holdings, or our cryptocurrency holdings could be stolen.

The majority of our cryptocurrency holdings are held in self-custodial wallets with a multi-signature private key set up. Any transfer of cryptocurrency requires the use of multiple private keys that are separately controlled and secured by executive officers and directors of Exodus. A single executive officer or director is unable, on his or her own, to transfer any of our cryptocurrency from these wallets.

From time to time, we may use custodial services for exchanging or investing certain  assets. When available, we utilize enhanced  security measures such as whitelisting approved receiving addresses.

Market Volatility

The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our results of operations. The prices of cryptocurrencies, such as bitcoin, and other digital assets have historically been subject to dramatic fluctuations, and in the event of a decline in value of digital assets, our financial position, results of operations, and cash flows could be materially and adversely affected.

Digital Assets are Currently Unregulated
As of the date of these consolidated financial statements, digital assets are not subject to specific regulation. Accordingly, there are uncertainties related to the regulatory regimes governing blockchain technologies, cryptocurrencies, digital assets, and cryptocurrency exchanges, and new international, federal, state and local regulations or policies may materially adversely affect Exodus and the value of the Exodus Platform.

Cryptocurrency networks and blockchain technologies also face an uncertain regulatory landscape in many foreign jurisdictions, including (among others) the European Union, China, and Russia. Various foreign jurisdictions may, in the future, adopt laws, regulations or directives that affect Exodus. These laws, regulations or directives may conflict with those of the United States or may directly and negatively impact results of operations. The effect of any future regulatory change is impossible to predict, but any change could be substantial and materially adverse to Exodus, our results of operations, and adoption and value of the Exodus Platform.

Other Risk and Uncertainties
The Company continues to evaluate  the impact of the COVID-19  pandemic, including new variant strains of the underlying virus,  current or anticipated military conflict, including between Russia and Ukraine, terrorism, sanctions and other geopolitical events as well as adverse developments in the economy, the capital markets and the crypto markets, including rising energy costs, inflation and interest rates, in the United States and globally, and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes and global health epidemics, and has concluded that while it is reasonably possible that these events could have a negative effect on our financial performance and operations, the specific impact is not readily determinable as of the date of the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Value of Crypto Assets
In December 2019, and subsequently updated in January 2022, Association of International Certified Public Accountants (‘‘AICPA’’) produced a nonauthoritative practice aid titled, ‘‘Accounting for and auditing of digital assets.’’ The practice aid discusses initial classification, ongoing valuation and measurement, as well as sales of digital assets.

We have determined that crypto assets, other than stablecoin crypto assets which are accounted for as a financial instrument, should be classified as intangible assets with indefinite useful lives; as such, they are recorded at their respective fair values as of the acquisition date. We do not amortize intangible assets with indefinite useful lives. We review intangible assets with indefinite useful lives daily for possible impairment. We recognize impairment on these assets caused by decreases in market value based upon quoted prices for identical instruments in active markets. In addition, indefinite-lived intangible assets are reviewed for possible impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the indefinite-lived intangible assets below their carrying values.

2.	Prepaid Expenses

The Company prepays certain expenses due to the nature of the service provided or to capture certain discounts. The table below shows   a breakout of these prepaid expenses for the periods presented (in thousands):

	June 30, 2022	December 31, 2021

Prepaid cloud services	$2,461	$5,788
Prepaid software	368	228
Marketing expenses	312	418
Accounting, consulting, and legal services	257	404
Other	87	196
Prepaid expenses	$3,485	$7,034

3.	Other Current Assets

Other current assets consisted of the following (in thousands):

	June 30, 2022	December 31, 2021

Note and interest receivable	$3,059	$2,991
Other	8	283
Other current assets	$3,067	$3,274

In March 2021 the Company entered into a master note receivable agreement and has earned interest of $0.1 million and less than $0.1 million for the six months ended June 30, 2022 and 2021, respectively.   The note receivable is due on demand and earns 7.75% and   5.5% interest for the six months ended June 30, 2022 and 2021, respectively. The original principal was paid in cryptocurrency. Given the recent market volatility, the Company has evaluated the exposure of this note receivable and has determined that there is no impairment necessary for the six months ended June 30, 2022.

4.	Intangible Assets

Indefinite-Lived Asset
The Company purchased the exodus.com domain name in the first quarter of 2021 for $1.9  million.  The Company purchased  the  Exodus Instagram handle during the third quarter of 2021 for $0.1 million. The Company purchased the exodex.com domain name in the first quarter of 2022 for less than $0.1 million. The Company considers the domain names and Instagram handle to be indefinite-lived assets so no amortization will be recognized. An annual review will be performed to ensure no impairment is needed.

Digital Assets
The Company uses bitcoin and other cryptocurrencies in the ordinary course of its business and includes them as digital assets on the consolidated balance sheets. Digital assets increased in 2021 as a result of the Regulation A Offering which was conducted entirely through digital assets and USDC. No fiat currency was accepted in the Regulation A Offering; therefore, the impact to the Company is recorded on the supplemental disclosure of non-cash investing and financing activities.

The Company considers these digital assets to be intangible assets and records them at cost less impairment. Digital assets not directly exchanged from the Company’s U.S. Dollar holdings are valued based on publicly available pricing data obtained from a well-known pricing service. The Company tracks its digital assets on a first in, first out basis and evaluates daily holdings for impairment. Realized gains or losses on cryptocurrency transactions are calculated as the difference between the value.

During the three and six months ended June 30, 2022, impairment charges of $9.4 million and $17.9 million and a realized gain of $(0.2) million and $1.4 million were recorded in our consolidated statements of operations and  comprehensive (loss)  income, respectively. The Company recorded impairment charges of $12.1 million and $13.9 million and a realized gain of $3.6 million and $6.5 million, respectively, during the same periods in the previous year.

The table below outlines the value of our digital assets based on publicly available rates as well as the book value (in thousands, except for units):

	June 30, 2022			December 31, 2021
	Units	Book value	Market value (1)	Units	Book value	Market value (1)
Bitcoin (BTC)	1,326	$17,886	$26,237	1,322	$30,650	$61,218
Ethereum (ETH)	2,538	2,022	2,709	2,537	3,584	9,342
Algorand (ALGO)	4,100,759	1,134	1,291	3,859,574	3,523	6,407
Other digital assets	23,042	83	106	-	-	-
Digital assets, net		$21,125	$30,343		$37,757	$76,967

(1) Market rate represents a determination of fair market value derived from publicly available information.

5.  Fixed Assets, Net

Fixed assets, net, consisted of the following (in thousands):

	June 30, 2022	December 31, 2021
Computer equipment	$1,138	$756
Vehicles	255	255
Furniture and fixtures	18	18
Fixed assets, gross	1,411	1,029
Less: accumulated depreciation	(570)	(420)
Fixed assets, net	$841	$609

Depreciation expense was $0.1 million and less than $0.1 million for the three months ended June 30, 2022 and 2021, respectively.

Depreciation expense was $0.2 million and less than $0.1 million for the six months ended June 30, 2022 and 2021, respectively.

6.	Software Assets, Net

Software assets, net, consisted of the following (in thousands):

	June 30, 2022	December 31, 2021

Internal use software	$10,839	$6,152
Website	53	53
Software assets, gross	10,892	6,205
Less: accumulated amortization	(2,963)	(2,228)
Software assets, net	$7,929	$3,977

Amortization expense was approximately $0.4 million and $0.1 million for the three months ended June 30, 2022 and  2021, respectively.

Amortization expense was approximately $0.7 million and $0.9 million for the six months ended June 30, 2022 and 2021, respectively. The following summarizes the future amortization expense (in thousands):

12 Months Ending June 30,
2023	$3,095
2024	3,055
2025	1,779
$7,929

7.	Other Current Liabilities

Other current liabilities consisted of the following (in thousands):

	June 30, 2022	December 31, 2021

Payroll liabilities	$5,515	$1,996
Consulting liabilities	22	17
Income taxes payable	28	571
Other current liabilities	$5,565	$2,584

8.	Other Long Term Liabilities

Other long term liabilities consisted of the following (in thousands):

	June 30, 2022	December 31, 2021

Deferred tax liability	$-	$226
Other long term liabilities	$-	$226

9.	Simple Agreement for Future Equity

In 2016 and 2017, the Company issued Simple Agreements for Future Equity (“SAFEs”) in  exchange for $0.5 million. The SAFE’s   were liability classified on the Company’s consolidated balance sheet and were subject to recurring  fair  value measurement.  In  the event of an equity financing the holders would automatically receive the class of preferred stock sold in the equity financing. The conversion price per share was the lesser of the following: a) price per share calculated using a valuation cap (ranging from $4.0 - $5.0 million) divided by the Company’s capitalization (as defined in the SAFE Agreement) and b) the price per share of preferred stock sold in the equity financing multiplied by the discount rate (ranging from 20-80%). Alternatively, if there is a change in control event or initial public offering subject to the Securities Act of 1933, the holder may elect to receive cash equal to their initial investment or receive common stock at a price per share calculated using a valuation cap (ranging from $4.0 - $5.0 million) divided by the Company’s liquidity capitalization (as defined in the SAFE Agreement). The SAFE’s had no interest rate or maturity date, and the SAFE’s provided no voting rights.

Prior to their conversion, the Company valued the SAFE’s at the original cost paid. Due to  the  lack of available inputs,  fair market  value was deemed to be the cost of the debt component.

In February 2021, the Company entered into Conversion Agreements with the holders of the SAFE’s whereby the Company agreed to convert the SAFE’s into 2,904,298 shares of Class B common stock with a fair value of $61.5 million. This Conversion Agreement changed the contractual terms of the SAFE’s and as a result the Company recorded a loss on extinguishment of SAFE notes of $61.0 million on the consolidated financial statements for the six months ended June 30, 2021.

10.	Common Stock

As of June 30, 2022, the authorized capital of the Company consists of common stock of 32,500,000 Class  A shares,  of  which  3,188,469 shares were issued and outstanding with a $0.000001 par value, 27,500,000 Class B shares, of which 22,091,988 shares were issued and outstanding with a $0.000001 par value, and 5,000,000 of preferred stock, of which no shares had been issued or outstanding for the six months ended June 30, 2022.

The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock. On February 15, 2021, the Company effected a two-for-one stock split to stockholders of record as of February 15, 2021. All share, and per share or per option information has been retroactively adjusted to reflect the stock split.

The Company completed a Regulation A Offering (an offering of Class A common stock pursuant to Regulation A, as described in the Company’s Offering Circular dated April 9, 2021). Net proceeds from the Regulation A Offering were $52.5 million  of  2,733,229  shares of Class A common stock. Partially offsetting these proceeds was $3.5 million of cumulative deferred offering costs related to the Regulation A Offering.

In November 2021, the Company authorized a share repurchase program. The plan provides $2.0 million towards redemption of its outstanding shares of Class A common stock at a price up to $55.00 per share. As of June 30, 2022, the Company has cumulatively repurchased and cancelled 3,733 shares worth approximately $0.1 million on the consolidated financial statements.

The Company’s Class A common stock are represented by digital Common Stock Tokens that can be viewed through the Exodus Platform. Common Stock Tokens are not shares of Class A common stock; rather, they are digital representations of the number of shares  purchased and held by a given stockholder. In September 2021, Common  Stock  Tokens began  trading  on  tZERO ATS (“tZERO”), the regulated alternative trading system and FINRA member broker-dealer subsidiary of tZERO, a leader in blockchain innovation and liquidity for digital assets. In March 2022, Common Stock Tokens also began trading on Securitize Markets, LLC, a regulated alternative trading system and FINRA member broker-dealer subsidiary of Securitize, Inc. Both the Company’s transfer agent, Securitize LLC, a Delaware limited liability company (“Transfer Agent”), and tZERO have the ability to support trades of our Class A common stock and transfers of our Common Stock Tokens.

Stock Based Compensation

Options and Equity Grants Issued
The 2019 Equity Incentive Plan adopted in September 2019 (“2019 Plan”) permits the Company to grant non-statutory stock options, incentive stock options and other equity awards to Exodus employees, directors and consultants. The exercise price for options issued under the 2019 Plan is determined by the board of directors, but will be (i) in the case of an incentive stock option granted to an employee who owns stock representing more than 10% of the voting power of all classes of stock of Exodus, no less than 110% of the fair market value per share on the date of grant; or (ii) granted to any other employee, no less than 100% of the fair market value per share on the date of grant. The contractual life for all options issued under the 2019 Plan is 10 years. The 2019 Plan authorized grants to issue up to 3,000,000 options (prior to the 2021 Employee Equity Redemption Plan) that are convertible into shares of authorized but unissued Class B common stock. There were 2,224,178 Class B common stock options authorized as of June 30, 2022.

In August 2021, the Company adopted its 2021 Employee Equity Redemption Plan. The plan paid $3.0 million in USDC  to redeem and cancel vested options at a price equal to $27.42 per share, the price at which shares of Class A common stock of the Company were sold pursuant to the Regulation A Offering.

In August 2021, the Company also adopted the 2021 Equity Incentive Plan (“2021 Plan”). The 2021 Plan permits the Company to grant non-statutory stock options, incentive stock options and other equity awards, such as restricted stock awards, to Exodus  employees, directors, and consultants. The exercise price for options issued under the 2021 Plan is determined  by  the  board  of directors, but will be (i) in the case of an incentive stock option granted to an employee who owns stock representing more than 10% of the voting power of all classes of stock of Exodus, no less than 110% of the fair market value per share on the date of grant; or (ii) granted to any other employee, no less than 100% of the fair market value per share on the date of grant. The contractual life for all options issued under the 2021 Plan is 10 years. The 2021 Plan authorized grants to issue up to 2,780,000 awards that are convertible into shares of authorized but unissued Class A common stock. As of June  30,  2022,  543,934  restricted  stock  units  have  been authorized and  granted with a fair value of $10.7 million and 39,585 restricted stock units are vested and have been issued as Class A common stock, net of taxes withheld.

Terms of our share-based compensation are governed by the plan in which options were issued.

Options Valuation
We calculate the fair value of stock-based compensation awards granted to employees and non-employee using the Black-Scholes option-pricing method. If we determine that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by regulators, the fair value calculated for our stock options could change significantly.  Higher volatility and longer expected lives would result in an increase to stock-based compensation expense to non-employees determined at the date of grant.

The material factors incorporated in the Black-Scholes model in estimating the fair value of the options  granted  for  the  periods presented were as follows:

•	Expected dividend yield. The expected dividend is assumed to be zero as we have never paid dividends and have no current plans to pay any dividends on our common stock.
•
Expected stock-price volatility. The expected volatility is derived from the average historical volatilities of publicly traded companies within our industry that we consider to be comparable over a period approximately equal to the expected term.

•
Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term.

•
Expected term. The expected term represents the period that the stock-based awards are expected to be outstanding. Our historical share option  exercise  experience does not provide  a reasonable basis upon  which  to estimate an expected term because of a lack of sufficient data. Therefore, we estimate the expected term by using the simplified method provided by the SEC. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

•
Fair value per share. The fair value per share is the fair price or theoretical value for a call or a put option based on six variables such as volatility, type of option, underlying stock price, time, strike price, and risk-free rate.

We will continue to use judgment in evaluating the expected volatility and expected terms utilized for our stock-based compensation calculations on a prospective basis. The following table summarizes stock option activities for the six months ended June 30, 2022 and 2021:

	Options	Weighted Average Exercise Price Price
Outstanding as of January 1, 2021	2,737,008	$2.39
Granted	190,000	2.55
Exercised	(328,349)	2.39
Forfeited	(103,872)	2.49
Outstanding as of June 30, 2021	2,494,787	$2.39
Outstanding as of December 31, 2021	2,265,725	2.40
Forfeited	(21,243)	2.50
Exercised	(304)	2.45
Outstanding as of June 30, 2022	2,244,178	$2.40

Vested and exercisable as of June 30, 2022	2,002,129	$2.39

We recognized stock-based compensation related to options and restricted stock units of approximately $3.3 million and $0.2 million for the six months ended June 30, 2022 and 2021, respectively.

11.	Income Taxes

The current and deferred tax components of the income tax provision for the six months ended June 30, 2022 and 2021, are as follows (in thousands):

	June 30, 2022	June 30, 2021

U.S federal
Current	$-	$5,123
Deferred	(5,141)	(2,123)
Foreign current	-	24
State and local Current	78	12
Income tax (benefit) expense	$(5,063)	$3,036

The reconciliation between the statutory and effective tax rates as of June 30, 2022 and June 30, 2021, are comprised of the following:

	June 30, 2022	June 30, 2021
Federal statutory rate	21.0%	21.0%
Permanent tax benefit	-1.0%	-29.2%
Tax credits	0.0%	0.2%
Other	0.2%	-0.1%
Effective tax rate for income from continuing operations	20.2%	-8.1%

The tax effects of temporary differences and tax loss and credit carry forwards  that give rise to significant portions of deferred tax assets and liabilities as of June 30, 2022 and December 31, 2021, are comprised of the following (in thousands):

	June 30, 2022	December 31, 2021

Prepaid expenses	$(1,258)	$(1,468)
Other	(132)	(143)
Fixed assets	(120)	(93)
Capitalization software, net of amortization	(842)	(861)
Digital assets	5,736	2,290
Unrealized gain on investment	(34)	-
Accrued payroll and related expenses	365	49
Stock option expense	683	-
Net operating loss	517	-
Net deferred tax asset (liability)	$4,915	$(226)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion, or all of,   the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent  upon  the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and taxing strategies in making this assessment. Management believes it is more likely than not that the deferred tax assets will be realized. Accordingly, a full valuation allowance has not been established and deferred tax assets and related tax benefit have been recognized in the accompanying consolidated financial statements.

The Company has not identified any uncertain tax positions requiring a reserve as of June 30, 2022 and December 31, 2021.

12.	Legal Proceedings

During the ordinary course of business, the Company is subject to threatened or actual legal proceedings. The outcome of any such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any  such matters will have a material adverse effect on its business, financial condition or results of operations as of the date of these consolidated financial statements.

13.	Restatement and Reclassifications

Subsequent to the issuance of the Company’s financial statements as of and for the six months ended June 30, 2022, management and the board of directors of the Company determined that its method of calculating impairment of digital assets was not in compliance with the ASC 350-30-35-19 requirement to recognize impairment whenever carrying value exceeds fair value, which effectively calls for the intraday low price to be utilized in calculating impairment whenever events or changes in circumstances indicate it is more likely than not that the asset is impaired. In addition, management and the board of directors of the Company also determined that its method of recognizing gains on intercompany transfers of digital assets was not appropriate. The Company concluded that its previously issued unaudited interim financial statements for the three and six month period ending June 30, 2021 and three and six month period ending June 30, 2022 (collectively the “Prior Periods”), included in the Semi-Annual Report on Form 1-SA filed with the SEC on August 10, 2022 (the “Original Filing”), should no longer be relied upon because of an incorrect application of certain  accounting principles in such financial statements.  As such, the Company is filing this Amendments to amend and restate its unaudited interim financial statements for the Prior Periods. This resulted in the following impact to net impairment of digital assets (in thousands):

	Six Months Ended June 30, 2022
	(unaudited)
	Digital assets, net	Impairment of digital assets, net	Gain on sale of digital assets
Balance sheet impact from prior year restatement of digital assets	(4,276)	n/a	n/a
To adjust the impact of restatement of gain on sale of transfer of digital assets	568	(1,406)	838
To adjust the impact of restatement under new accounting policy	2,076	(1,520)	(557)
Total impact	(1,632)	(2,926)	281

	Six Months Ended June 30, 2021
	(unaudited)
	Digital assets, net	Impairment of digital assets, net	Gain on sale of digital assets

To adjust the impact of restatement of gain on sale of transfer of digital assets	(3,480)	(245)	3,725
To adjust the impact of restatement under new accounting policy	1,954	917	(2,871)
Total impact	(1,526)	672	854

The restated unaudited interim financial statements for June 30, 2021 and 2022 record an increase to net impairment of digital assets of $1.5 million and $2.6 million and a decrease to net digital assets of $1.5 million and $2.6 million, respectively for both periods, which was omitted in the previously reported financial statements. Although the restatement resulted in non-cash financial statement corrections and has no impact on the Company’s reported operating revenues or reported operating costs and expenses, the Company determined that these changes have a material impact on the as-filed financial statements for the Prior Periods, and as a result, the restatement of its unaudited interim financial statements and the Amendment was required. The Company's unaudited consolidated balance sheet as of  June 30, 2021 and 2022 and the consolidated statement of operations and comprehensive (loss) income, consolidated statement of changes in shareholders equity and statement of cash flows for the six months ended June 30, 2021 and 2022 were restated as noted here.

Further, certain prior year amounts have been reclassified for consistency with the current year presentation and are not related to the correction of errors in the previously reported financial statements. Both the prior presentation of these amounts as well as the restated presentation are in accordance with GAAP. A summary of these reclassifications on consolidated financials is as follows:

•	Condense cost of revenues into a single line item and combine “Advertising and marketing” expense into “General and administrative” expense
•	Condense the previous “Gain on sale or transfer of digital assets” and “Impairment of digital assets” line items to “Impairment of digital assets, net”
•	Reclassify certain amounts of depreciation and amortization between “Cost of revenues” and “General and administrative”
•	Condense the previous “Payroll liabilities”, “Consulting liabilities”, and “Taxes payable” line items to “Other current liabilities”
•	Condense the previous “Deferred tax liability” line to “Other long-term liabilities”

The effect of correcting these items in the Company’s consolidated statements on June 30, 2021 and 2022, and for the six months ended June 30, 2021 and 2022, are shown in the table as follows:

Consolidated Balance Sheet	June 30, 2022 (unaudited)
	(In Thousands)
	As Previously Reported	Adjustments	Reclassifications		Restated
ASSETS
Current assets
Cash and cash equivalents	$8,375	$-	$-		$8,375
U.S. dollar coin	41,365	-	-		41,365
Accounts receivable	1,520	-	-		1,520
Prepaid expenses	3,485	-	-		3,485
Other current assets	3,067	-	-		3,067
Total current assets	57,812	-	-		57,812
Fixed assets, net	841	-	-		841
Digital assets, net	22,757	(1,632)	-	(a)	21,125
Software assets, net	7,929	-	-		7,929
Indefinite-lived asset	2,060	-	-		2,060
Deferred tax assets	4,915	-	-		4,915
Other investments	858	-	-		858
Total other assets	39,360	(1,632)	-		37,728
TOTAL ASSETS	$97,172	$(1,632)	$-		$95,540

LIABILITIES
Current liabilities
Accounts payable	$971	$-	$-		$971
Payroll liabilities	5,515	-	(5,515)	(b)	-
Consulting liabilities	22	-	(22)	(b)	-
Taxes payable	28	-	(28)	(b)	-
Other current liabilities	-	-	5,565	(b)	5,565
Total current liabilities	6,536	-	-		6,536
STOCKHOLDERS’ EQUITY					-
ADDITIONAL PAID IN CAPITAL	114,764	-	-		114,764
ACCUMULATED OTHER COMPREHENSIVE LOSS	(808)	226	-		(582)
RETAINED EARNINGS/ACCUMULATED DEFICIT	(23,320)	(1,858)	-		(25,178)
Total stockholders’ equity	90,636	(1,632)	-		89,004
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$97,172	$(1,632)	$-		$95,540

(a) to adjust the impact of digital asset restatement under new accounting policy
(b) to reclass descriptive line items into summary line items

Consolidated Balance Sheet	December 31, 2021
	(In Thousands)
	As Previously Reported	Adjustments	Reclassifications		Restated
ASSETS
Current assets
Cash and cash equivalents	$5,375	$-	$-		$5,375
U.S. dollar coin	45,291	-	-		45,291
Tether	77	-	-		77
Accounts receivable	2,684	-	-		2,684
Prepaid expenses	7,034	-	-		7,034
Other current assets	3,274	-	-		3,274
Total current assets	63,735	-	-		63,735
Fixed assets, net	609	-	-		609
Digital assets, net	42,033	(4,276)		(a)	37,757
Software assets, net	3,977	-	-		3,977
Indefinite-lived asset	2,045	-	-		2,045
Other investments	632	-	-		632
Total other assets	49,296	(4,276)	-		45,020
TOTAL ASSETS	$113,031	$(4,276)	$-		$108,755

LIABILITIES
Current liabilities
Accounts payable	$1,988	$-	$-		$1,988
Payroll liabilities	1,996	-	(1,996)	(b)	-
Consulting liabilities	17	-	(17)	(b)	-
Taxes payable	571	-	(571)	(b)	-
Other current liabilities	-	-	2,584	(b)	2,584
Deferred revenue	-	-			-
Total current liabilities	4,572	-	-		4,572

LONG-TERM LIABILITIES
Other long term liabilities	-	-	226	(b)	226
Deferred tax liability	226	-	(226)	(b)	-
Total long-term liabilities	226	-	-		226
Total liabilities	4,798	-	-		4,798
STOCKHOLDERS’ EQUITY
ADDITIONAL PAID IN CAPITAL	111,705	-	-		111,705
ACCUMULATED OTHER COMPREHENSIVE LOSS	(511)	(277)	-	(a)	(788)
ACCUMULATED DEFICIT	(2,961)	(3,999)	-	(a)	(6,960)
Total stockholders’ equity	108,233	(4,276)	-		103,957
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$113,031	$(4,276)	$-		$108,755

(a) to adjust the impact of digital asset restatement under new accounting policy
(b) to reclass descriptive line items into summary line items

	Six Months Ended June 30, 2022
	(unaudited)
	(In Thousands, except per share amounts)
Consolidated Statements of Operations and Comprehensive Income	As Previously Reported	Adjustments	Reclassifications		Restated

OPERATING REVENUES	$28,345	$-	$-		$28,345
COST OF REVENUES					-
Software development	5,401	-	(5,401)	(a)	-
Customer support	4,298	-	(4,298)	(a)	-
Security and wallet operations	4,656	-	(4,656)	(a)	-
Cost of revenues	-	-	15,180	(a) (b)	15,180
COST OF REVENUES	14,355	-	825	(a) (b)	15,180
GROSS PROFIT	13,990	-	(825)		13,165
OPERATING EXPENSES					-
General and administrative	9,767	504	10,001	(a) (b) (d)	20,272
Advertising and marketing	9,941	-	(9,941)	(a)	-
Depreciation and amortization	885	-	(885)	(a)	-
Impairment of digital assets, net	21,309	(2,926)	(1,844)	(c) (d)	16,539
Total operating expenses	41,902	(2,422)	(2,669)		36,811
Income (loss) from operations	(27,912)	2,422	1,844		(23,646)
OTHER INCOME (EXPENSE)					-
Gain on sale or transfer of digital assets	2,125	(281)	(1,844)	(c) (d) (e)	-
Unrealized gain on investments	71	-	-		71
Loss on extinguishment of SAFE notes	-	-	-		-
Interest income	294	-	-		294
Total other income (expense)	2,490	(281)	(1,844)		365
Income before income taxes	(25,422)	2,141	-		(23,281)
INCOME TAX EXPENSE	5,063	-	-		5,063
NET (LOSS) INCOME	$(20,359)	$2,141	$-		$(18,218)
OTHER COMPREHENSIVE INCOME (LOSS)					-
Foreign currency translation adjustment	(297)	503	-	(d)	206
COMPREHENSIVE INCOME (LOSS)	$(20,656)	$2,644	$-		$(18,012)

Basic net (loss) income per share
Basic net (loss) income per share of common stock	$(0.72)	$0.72		(f)	$-
Diluted net (loss) income per share of common stock	$(0.72)	$0.72		(f)	$-
Basic net (loss) income per share of common stock - Class A	$-	$(6.68)		(f)	$(6.68)
Diluted (loss) income per share of common stock - Class A	$-	$(6.68)		(f)	$(6.68)
Basic net (loss) income per share of common stock - Class B	$-	$(0.81)		(f)	$(0.81)
Diluted (loss) income share of common stock - Class B	$-	$(0.81)		(f)	$(0.81)
Weighted average shares and share equivalents outstanding
Basic	25,297	(25,297)		(f)	-
Diluted	25,297	(25,297)		(f)	-
Weighted average number of shares used in basic computation - Class A	-	2,729		(f)	2,264
Weighted average number of shares used in diluted computation - Class A	-	2,729		(f)	2,264
Weighted average number of shares used in basic computation - Class B	-	22,547		(f)	22,547
Weighted average number of shares used in diluted computation - Class B	-	22,547		(f)	22,547

(a) to reclass descriptive line items into summary line items
(b) to adjust the reclassification of depreciation previously recorded in operating expense from depreciation and amortization to cost of revenues and general and administrative expense
(c) to reclass gain on sale of digital assets from total other income to net against impairment in operating expenses
(d) to adjust the impact of digital asset restatement under new pricing accounting policy, including foreign currency impacts
(e) to adjust the impact of digital asset restatement to recognize gains on intercompany transfers of digital assets
(f) to adjust weighted average per share and weighted average shares by class and update for restated net loss

	Six Months Ended June 30, 2021
	(unaudited)
	(In Thousands, except per share amounts)
Consolidated Statements of Operations and Comprehensive Income	As Previously Reported	Adjustments	Reclassifications		Restated

OPERATING REVENUES	$51,344	$-	$-		$51,344
COST OF REVENUES					-
Software development	3,419	-	(3,419)	(a)	-
Customer support	3,331	-	(3,331)	(a)	-
Security and wallet operations	2,826	-	(2,826)	(a)	-
Cost of revenues	-	-	10,528
COST OF REVENUES	9,576	-	952	(a) (b)	10,528
GROSS PROFIT	41,768	-	(952)		40,816
OPERATING EXPENSES					-
General and administrative	5,148	-	6,516	(a) (b)	11,664
Advertising and marketing	6,478	-	(6,478)	(a)	-
Depreciation and amortization	990	-	(990)	(a) (b)	-
Impairment of digital assets, net	13,247	672	(6,527)	(c) (d)	7,392
Total operating expenses	25,863	672	(7,479)		19,056
Income (loss) from operations	15,905	(672)	6,527		21,760
OTHER INCOME (EXPENSE)					-
Gain on sale or transfer of digital assets	7,381	(854)	(6,527)	(c) (d) (e)	-
Unrealized gain on investments	2	-	-		2
Loss on extinguishment of SAFE notes	(61,037)	-	-		(61,037)
Interest income	237	-	-		237
Total other income (expense)	(53,417)	(854)	(6,527)		(60,798)
Income before income taxes	(37,512)	(1,526)	-		(39,038)
INCOME TAX EXPENSE	(3,036)	-	-		(3,036)
NET INCOME (LOSS)	$(40,548)	$(1,526)	$-		$(42,074)
OTHER COMPREHENSIVE INCOME (LOSS)					-
Foreign currency translation adjustment	(528)	-	-		(528)
COMPREHENSIVE INCOME (LOSS)	$(41,076)	$(1,526)	$-		$(42,602)
Basic net (loss) income per share
Basic net (loss) income per share of common stock	$(1.84)	1.84		(f)	$-
Diluted net (loss) income per share of common stock	$(1.84)	1.84		(f)	$-
Basic net (loss) income per share of common stock - Class A	$-	(50.75)		(f)	$(50.75)
Diluted (loss) income per share of common stock - Class A	$-	(50.75)		(f)	$(50.75)
Basic net (loss) income per share of common stock - Class B	$-	(1.89)		(f)	$(1.89)
Diluted (loss) income share of common stock - Class B	$-	(1.89)		(f)	$(1.89)
Weighted average shares and share equivalents outstanding
Basic	22,909	(22,909)		(f)	-
Diluted	22,909	(22,909)		(f)	-
Weighted average number of shares used in basic computation - Class A		829		(f)	829
Weighted average number of shares used in diluted computation - Class A		829		(f)	829
Weighted average number of shares used in basic computation - Class B		22,268		(f)	22,268
Weighted average number of shares used in diluted computation - Class B		22,268		(f)	22,268

(a) to reclass descriptive line items into summary line items
(b) to adjust the reclassification of depreciation previously recorded in operating expense from depreciation and amortization to cost of revenues and general and administrative expense
(c) to reclass gain on sale of digital assets from total other income to net against impairment in operating expenses
(d) to adjust the impact of digital asset restatement under new pricing accounting policy
(e) to adjust the impact of digital asset restatement to recognize gains on intercompany transfers of digital assets
(f) to adjust weighted average per share and weighted average shares by class and update for restated net loss

	Six Months Ended June 30, 2022 (unaudited)
	(In Thousands, except per share amounts)
	As Previously Reported	Adjustments	Reclassifications		Restated

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(20,359)	$2,141		(a) (b)	(18,218)
Adjustments to reconcile net loss to					-
Net cash provided by operating activities					-
Depreciation and amortization	885	-	-		885
Deferred tax benefit	(5,142)	-	-		(5,142)
Impairment of digital assets, net	21,309	(2,928)	(1,842)	(a) (b) ( c)	16,539
Gain on sale or transfer of digital assets	(2,125)	283	1,842	(a) (b) ( c)	-
Non-cash revenue - related party	(135)	-	-		(135)
Unrealized gain on investments	(71)	-	-		(71)
Stock based compensation	2,410	-	-		2,410
Non-cash activities settled in cryptocurrency (1)	3,920	504		(a)	4,424
Change in assets and liabilities:					-
Prepaid expenses	4,181	-	-		4,181
Other current assets	209	-	-		209
Accounts payable	(1,017)	-	-		(1,017)
Other current liabilities	-	-	(538)	(d)	(538)
Consulting liabilities	5	-	(5)	(d)	-
Income tax payable	(543)	-	543	(d)	-
Net cash provided by operating activities	3,527	-	-		3,527

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets	(317)	-	-		(317)
Purchases of indefinite-lived assets	(15)	-	-		(15)
Net cash used in investing activities	(332)	-	-		(332)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of shares repurchased and cancelled	(9)	-	-		(9)
Repurchase of shares to pay employee withholding taxes	(186)	-	-		(186)
Net cash used in financing activities	(195)	-	-		(195)

Change in cash and cash equivalents	3,000	-	-		3,000
Cash and cash equivalents
Beginning of period	5,375	-	-		5,375
End of period	$8,375	$-	$-		8,375

(a) to adjust the impact of digital asset restatement under new pricing accounting policy
(b) to adjust the impact of digital asset restatement to recognize gains on intercompany transfers of digital assets
(c) to reclass gain on sale of digital assets from total other income to net against impairment in operating expenses
(d) to reclass descriptive line items into summary line items

	Six Months Ended June 30, 2021 (unaudited)
	(In Thousands, except per share amounts)
	As Previously Reported	Adjustments	Reclassifications		Restated

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(40,548)	$(1,526)	-	(a) (b)	(42,074)
Adjustments to reconcile net loss to					-
Net cash provided by operating activities					-
Depreciation and amortization	990	-	-		990
Deferred tax benefit	(2,124)	-	-		(2,124)
Impairment of digital assets, net	13,247	672	(6,527)	(a) (b) ( c)	7,392
Gain on sale or transfer of digital assets	(7,381)	854	6527	(a) (b) ( c)	-
Non-cash revenue - related party	(51)	-	-		(51)
Unrealized gain on investments	(2)	-	-		(2)
Loss on extinguishment of SAFE notes	61,037	-	-		61,037
Stock based compensation	179	-	-		179
Non-cash activities settled in cryptocurrency (1)	(18,758)	-	-		(18,758)
Change in assets and liabilities:					-
Prepaid expenses	2,900	-	-		2,900
Other current assets	(2,418)	-	-		(2,418)
Accounts payable	526	-	-		526
Other current liabilities	-	-	375	(d)	375
Consulting liabilities	554	-	(554)	(d)	-
Income tax payable	(179)	-	179	(d)	-
Net cash provided by operating activities	7,972	-	-		7,972

CASH FLOWS FROM INVESTING ACTIVITIES					-
Purchases of fixed assets	(219)	-	-		(219)
Purchases of indefinite-lived assets	(1,945)	-	-		(1,945)
Net cash used in investing activities	(2,164)	-	-		(2,164)

CASH FLOWS FROM FINANCING ACTIVITIES					-
Payments on notes payable	(2,316)	-	-		(2,316)
Exercise of stock options	70	-	-		70
Net cash used in financing activities	(2,246)	-	-		(2,246)

Change in cash and cash equivalents	3,562	-	-		3,562
Cash and cash equivalents
Beginning of period	1,423	-	-		1,423
End of period	$4,985	$-	$-		4,985

(a)  to adjust the impact of digital asset restatement under new pricing accounting policy
(b)  to adjust the impact of digital asset restatement to recognize gains on intercompany transfers of digital assets
(c)  to reclass gain on sale of digital assets from total other income to net against impairment in operating expenses
(d)  to reclass descriptive line items into summary line items

14.	Related Party Transactions

Related party transactions included:

tZERO is a platform on which investors can buy and sell tokenized shares of our Class A common stock:

•
Less than $0.1 and $0.1 million settled in tZero Preferred Shares for three and six months ended June 30, 2022, respectively. $0.1 million of revenue settled in tZero Preferred Shares for both three and six months ended June 30, 2021.

•	Less than $0.1 million loss on investment and $0.1 million gain of investment income recorded on the consolidated statement of operation for three and six months ended June 30, 2022, respectively.
•	$0.4 million of other investments on the consolidated balance sheet as of June 30, 2022.

Magic Eden is a NFT marketplace utilized by the Company:

•	$0.4 million of other investments recorded on the consolidated balance sheet as of June 30, 2022.
•	Two of the executives hold, in total, approximately $0.1 million of investment in Magic Eden.

15.	Subsequent Events

Management has evaluated subsequent events occurring after the consolidated balance sheet date through the date of April 28, 2023, the date for which the consolidated financial statements were available to be released. Based upon this evaluation, Management has determined that no significant subsequent events have occurred other than noted below.

Assuming no changes in digital asset unit balances since June 30, 2022, the Company estimates that an additional impairment of approximately $0.1 million would have been recorded on the consolidated statement of income due to the changes in fluctuating prices of digital assets in 2022.

In November 2022, the Company completed layoffs impacting approximately 22% of the Company’s workforce from various departments and global locations. As a result of market conditions, this strategic reduction of the workforce was necessary for the Company to match operating expenses to the shifting market and remain focused on the Company’s business strategy.

As part of their separation, the impacted employees were given severance pay in additional to other personnel benefits. The Company is expecting to incur approximately $1.0 million of associated costs on the consolidated statement of operations and comprehensive (loss) income for the year ended December 31, 2022.

In April 2023, the Company created a fully owned subsidiary named, 3ZERO LLC (“3ZERO”). The subsidiary will provide creative services to the Company.

Item 4. Exhibits

Exhibit Number	Description
2.1 #	Amended and Restated Certificate of Incorporation of Exodus Movement, Inc., filed as exhibit 2.1 to the Form 1-A/A filed by the Company on April 8, 2021.
2.2 #	Amended and Restated Bylaws of Exodus Movement, Inc., filed as exhibit 2.2 to the Form 1-A/A filed by the Company on April 8, 2021.
4.1 #	Form of Subscription Agreement for Class A Common Stock, filed as exhibit 4.1 to the Form 1-A/A filed by the Company on April 8, 2021.
6.1 †#	2019 Equity Incentive Plan of Exodus Movement, Inc., filed as exhibit 6.1 to the Form 1-A/A filed by the Company on April 8, 2021.
6.2 #	Form of API Agreement (U.S. Crypto-to-Crypto Exchanges), filed as exhibit 6.2 to the Form 1-A/A filed by the Company on April 8, 2021.
6.3 #	Form of API Agreement (International Crypto-to-Crypto Exchanges), filed as exhibit 6.3 to the Form 1-A/A filed by the Company on April 8, 2021.
6.4 †#	Offer Letter, dated as of March 15, 2019, by and between Exodus Movement, Inc. and James Gernetzke, filed as exhibit 6.4 to the Form 1-A/A filed by the Company on April 8, 2021.
6.5 #
Platform Services, Transfer Agent and Registrar Agreement, dated as of December 23, 2020, by and between Securitize LLC. and Exodus Movement, Inc., filed as exhibit 6.5 to the Form 1-A/A filed by the Company on April 8, 2021.

6.6 #	Order Form 2, dated as of January 14, 2021, by and between Securitize LLC and Exodus Movement, Inc., filed as exhibit 6.6 to the Form 1-A/A filed by the Company on April 8, 2021.
6.7 †#	2021 Equity Incentive Plan of Exodus Movement, Inc., filed as exhibit 6.7 to the Form 1-K filed by the Company on March 7, 2022.
6.8 †#	2021 Employee Equity Redemption Plan of Exodus Movement, Inc., filed as exhibit 6.8 to the Form 1-K filed by the Company on March 7, 2022.
6.9 †#	10b-18 Share Repurchase Program of Exodus Movement, Inc., filed as exhibit 6.9 to the Form 1-K filed by the Company on March 7, 2022.
10.1 #	Power of Attorney, filed as exhibit 10.1 to the Form 1-A filed by the Company on April 9, 2021.
11.1 #	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation, filed as exhibit 11.1 to the Form 1-A filed by the Company on April 9, 2021.
11.2 #	Consent of WithumSmith+Brown, PC, filed as exhibit 11.2 to the Form 1-A filed by the Company on April 9, 2021.

† - Indicates a management contract or compensatory plan.
# - Incorporated by reference to the previous filing indicated.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXODUS MOVEMENT, INC.

By: /s/ Jon Paul Richardson
Chief Executive Officer

Date: April 28, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Jon Paul Richardson
Chief Executive Officer

Date: April 28, 2023

By: / s/ James Gernetzke
Chief Financial Officer (Principal Financial & Accounting Officer)

Date: April 28, 2023